Exhibit 99.1

THE BANK OF NOVA SCOTIA

Annual and Special Meeting of Shareholders

April 9, 2015

REPORT OF VOTING RESULTS

in accordance with section 11.3 of National Instrument 51-102

Continuous Disclosure Obligations

The following matters were voted upon at the Annual and Special Meeting of Shareholders of The Bank of Nova Scotia (the “Bank”) held on April 9, 2015. Each of the matters is described in greater detail in the Notice of the 183rd Annual and Special Meeting of Shareholders and Management Proxy Circular mailed to shareholders and available at www.scotiabank.com in the Investor Relations section. The vote on each matter was conducted by ballot.

1.	Election of Directors

Each of the 13 nominees listed in the Management Proxy Circular was elected as a Director of the Bank.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Nora A. Aufreiter	663,666,717	99.68	2,104,778	0.32
Guillermo E. Babatz	662,892,985	99.57	2,878,638	0.43
Ronald A. Brenneman	656,196,693	98.56	9,574,931	1.44
Charles H. Dallara	662,782,020	99.55	2,989,603	0.45
N. Ashleigh Everett	654,920,536	98.37	10,851,082	1.63
William R. Fatt	661,223,309	99.32	4,548,314	0.68
Thomas C. O’Neill	644,444,043	96.80	21,327,580	3.20
Brian J. Porter	663,040,737	99.59	2,730,886	0.41
Aaron W. Regent	659,539,866	99.06	6,230,511	0.94
Indira V. Samarasekera	663,338,463	99.63	2,433,162	0.37
Susan L. Segal	659,918,638	99.12	5,852,981	0.88
Paul D. Sobey	656,036,076	98.54	9,735,547	1.46
Barbara S. Thomas	662,258,026	99.47	3,508,099	0.53

2.	Appointment of Auditors

KPMG LLP were appointed as auditors of the Bank.

Votes For	% For	Votes Withheld	% Withheld
673,390,526	99.39	4,119,708	0.61

3.	Amendment to By-Law No. 1 regarding directors’ compensation

Votes For	% For	Votes Against	% Against
644,124,029	96.75	21,633,250	3.25

4.	Administrative amendments to By-Law No. 1

Votes For	% For	Votes Against	% Against
649,221,211	97.52	16,539,217	2.48

5.	Advisory vote on non-binding resolution on executive compensation approach

Votes For	% For	Votes Against	% Against
631,780,170	94.90	33,979,545	5.10

6.	Shareholder Proposal No. 1

Phasing out stock options

Votes For	% For	Votes Against	% Against	Abstentions*
32,535,004	4.90	630,938,857	95.10	2,175,231

7.	Shareholder Proposal No. 2

Executive Pension Plans

Votes For	% For	Votes Against	% Against	Abstentions*
25,165,069	3.79	639,312,163	96.21	2,971,980

*	An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.

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